Exhibit 99.6

Registrar: Equiniti Limited Aspect House Spencer Road Lancing West Sussex, BN99 6DA United Kingdom

Form of Proxy — Court Meeting of Shareholders to be held on Friday, August 7, 2009

Meeting location: The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom

Webcast: Thomson Reuters website (www.thomsonreuters.com)

Time: 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time)

If you wish, you may complete this proxy form electronically on www.sharevote.co.uk using the Voting ID, Task ID, and Shareholder Reference shown on the reverse of this proxy form. Electronic voting through CREST is also available. In either case, your proxy appointment and instructions must be received by Equiniti Limited not later than 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) on August 5, 2009 or, if the meeting is adjourned or postponed, no later than 48 hours before any adjourned or postponed meeting. Alternatively, this proxy (and any accompanying documentation) can be handed to the scrutineers at the meeting.

Notes to Proxy Form

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A proxyholder need not be a shareholder of Thomson Reuters PLC.

2.
In the case of joint holders of ordinary shares, only one need sign this proxy form. The vote of the senior holder, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s). Seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.

3.	Where the shareholder is a corporation, this proxy form must be under its common seal or signed by an officer, attorney or other person duly authorized by the corporation.

4.	If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder.

5.	Appointing a proxy does not prevent you from attending the meeting in person if you so wish.

6.
To be effective, this form, and any letter or power of attorney under which it is executed (or a duly certified copy thereof), must be deposited at Thomson Reuters PLC’s registrars, Equiniti Limited, Aspect House, Lancing, BN99 6DA, United Kingdom, not later than 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) on Monday, August 5, 2009. Alternatively, this proxy (and any accompanying documentation) can be handed to the scrutineers at the meeting.

7.
CREST participants may lodge their proxy voting instructions electronically via CREST. Please refer to the accompanying Notice of Court Meeting of Shareholders and Management Information Circular for additional information.

8.
To appoint more than one proxyholder, additional proxy forms may be obtained by contacting Equiniti Limited at 0871 384 2938 (from within the UK) or +44 121 415 7579 (from outside the UK). If you appoint more than one proxyholder, please check the box on the reverse side of this proxy form that indicates that you are appointing multiple proxyholders and please indicate the number of shares that your proxyholder can vote on your behalf. All proxy forms should be signed and returned together in the same envelope.

9.
This proxy form should be read in conjunction with the accompanying Notice of Court Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only.

Proxy forms submitted must be received by Equiniti Limited by 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) on August 5, 2009.

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Voting ID	Task ID	Shareholder Reference

THOMSON REUTERS PLC IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT IN THE MATTER OF THOMSON REUTERS PLC AND IN THE MATTER OF THE COMPANIES ACT 2006

Appointment of Proxyholder

I/We being holder(s) of ordinary shares of Thomson Reuters PLC hereby appoint:

David Thomson, or failing him W. Geoffrey Beattie, or failing him Niall FitzGerald, all being directors of Thomson Reuters
OR	Print the name of the person you are appointing if it is someone else.

to act as my/our proxyholder at the Court Meeting of Shareholders of Thomson Reuters PLC to be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom on August 7, 2009 at 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) (and at any adjournment or postponement thereof) for the purpose of considering and, if thought fit, approving (with or without modification as my/our proxy may approve) the proposed Scheme of Arrangement (the Scheme) referred to in the Notice.  I/We hereby revoke any proxy previously given with respect to the Meeting.

Please mark this box if you are appointing multiple proxyholders to vote your shares.	☐	If you are appointing multiple proxyholders, please indicate the number of shares that may be voted on your behalf by the proxyholder appointed above:______________________

The Board of Directors and Management recommend that shareholders VOTE FOR the Scheme.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

If you wish to vote for the Scheme, sign in the box marked FOR.

If you wish to vote against the Scheme, sign in the box marked AGAINST.

You should only sign one box and write the date on the space provided.

FOR the Scheme	AGAINST the Scheme
Signature(s)	Signature(s)

Date

3322-011-S

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